Exhibit  F.2


                                   August 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re:       File No. 70-9905
          Application/Declaration of The Connecticut Light and Power Company and CL&P Receivables Corporation with Respect to the Organization of a Wholly
          Owned Subsidiary Related to an Accounts Receivable Purchase and Sale Program

Ladies and Gentlemen:

      I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), the service company subsidiary of Northeast
Utilities ("NU"), and I am furnishing this opinion in connection with the Certificate of Consummation of Transaction (the "Certificate") delivered on the date hereof pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, and relating to the Application/Declaration, as amended, on Form U-1 in File
No. 70-9905 (the "Declaration") of The Connecticut Light and Power Company ("CL&P"), a subsidiary of NU, and CL&P Receivables Corporation ("Receivables"), a subsidiary of CL&P, to the Commission in connection with the extension of an accounts receivable purchase and sale program and related transactions, as more fully set forth in the Declaration.
The Commission permitted the Declaration to become effective by its Order set forth in Release No. 35-27873 dated July 6, 2004.

     The Certificate is with respect to the consummation of the extension of such program to July 3, 2007 which occurred on July 7, 2004 (the "Consummated Transactions").


     I have previously furnished my opinion dated June 28, 2004, filed as Exhibit F to the Declaration. In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, such papers, documents, and records, and have made such examination of law and have satisfied myself as to such other matters as I have deemed relevant or necessary for the purpose of this opinion. I have assumed the authenticity of all documents submitted to me as originals, the genuiness of all signatures, the legal capacity of natural persons, and the conformity to originals of all documents submitted to me as copies.

     The opinions set forth herein are limited to the laws of the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the State of Connecticut, and do not hold myself out as an expert in the laws of such jurisdiction, although I have made a study of relevant laws of such jurisdiction. In expressing opinions about matters governed by the laws of the State of Connecticut, I have consulted with counsel who are employed by NUSCO and are members of the bar of such jurisdiction.

     The opinions set forth in paragraph (b) below are subject to the effect of bankruptcy, insolvency, moratorium and other similar laws affecting creditors rights generally and general principles of equity.

     Based upon and subject to the foregoing, I am of the opinion that:

     (a)   all Connecticut laws applicable to the Consummated
Transactions have been complied with.

     (b) (i) Receivables has been validly organized and is duly existing under the laws of the State of Connecticut, (ii) insofar as any interests in receivables sold by Receivables as part of the Consummated Transactions are regulated as the issuance of securities, such securities are valid and binding obligations of Receivables in accordance with their terms.

     (c) the consummation of the Consummated Transactions by CL&P and Receivables did not violate the legal rights of the holders of any securities issued by CL&P or Receivables or any associate company thereof; and

    (d) The Consummated Transactions have been carried out in accordance with the Declaration.

                              Very truly yours,


                             /s/ Jeffrey C. Miller
                             Jeffrey C.Miller